[redacted]

12012282

SEC Mail Processing Section
FEB 27 2012
Washington, DC
106

UNIT
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66707

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2011 (MM/DD/YY) AND ENDING DECEMBER 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: REDROCK TRADING PARTNERS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.
133277

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2605 WALTON WAY
(No. and Street)

AUGUSTA	GA	30904-4649
(CITY)	(state)	(zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THANE K. PLUMMER, Manager — 1-706-364-2567
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street	Newburyport	MA	01950-2755
(Address)	(City)	(State)	(ZIP Code)

CHECK ONE:

XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thane K. Plummer swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Redrock Trading Partners, LLC, as of December 31, 2011 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

COO

Title

Notary Public

DELAINA NICHOLAS NOTARY PUBLIC Exp. July 13, 2015 COLUMBIA COUNTY, GA

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
- X (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- X (l) An Oath or Affirmation
- (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer claiming an exemption From SEC Rule 15c3-3

To the Members
Redrock Trading Partners, LLC
Augusta, Georgia

In planning and performing my audit of the financial statements of Redrock Trading Partners, LLC for the year ended December 31, 2011, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, Management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities

Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey E Karll CPA, P.C.
Newburyport, MA
February 14, 2012

REDROCK TRADING PARTNERS, LLC

AUDITED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2011

Contents

*****

***

*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

To the Members
Redrock Trading Partners, LLC
2605 Walton Way
Augusta, GA 30904

INDEPENDENT AUDITORS' REPORT

I have audited the accompanying statement of financial condition of Redrock Trading Partners, LLC (the Company) as of December 31, 2011 and the related statements of income, members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Redrock Trading Partners, LLC as of December 31, 2011 and the results of its operations, and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in the accompanying Schedules I and II are presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harvey E. Karll CPA, P.C.

February 14, 2012

REDROCK TRADING PARTNERS, LLC
Statement of Financial Condition
December 31, 2011

Assets

Cash and Cash Equivalents	$ 12,526
Cash - Restricted	1,000
Accounts Receivable - Net of Allowance For Doubtful Accounts of $360,000	13,970
Marketable Securities	35,151
Organization Costs of $12,820 Net of Amortization of $11,318	1,502
	$ 64,149

Liabilities and Members' Equity

Liabilities:	
Accounts Payable and Accrued Expenses	$ 274
Members' Equity:	
Members' Capital	63,875
	$ 64,149

See Accountant's Report & Accompanying Notes

REDROCK TRADING PARTNERS, LLC
Statement of Income
Twelve Months Ended December 31, 2011

Income	
Fees	$ 37,305
Interest Income	5
Unrealized Loss - Marketable Securities	(7,875)
	29,435
Expenses	
Regulatory fees and expenses	4,575
Other expenses	34,165
	38,740
Net Loss	($ 9,305)

See Accountant's Report & Accompanying Notes

REDROCK TRADING PARTNERS, LLC
Statement of Changes in Members' Equity
Year Ended December 31, 2011

Balance, December 31, 2010	$ 73,180
Net Loss	(9,305)
Members Distribution	-
Balance, December 31, 2011	$ 63,875

See Accountant's Report & Accompanying Notes

Redrock Trading Partners LLC
Statement of Cash Flows
Twelve Months Ended December 31, 2011

		Year To Date
Cash Provided from Operations		
Net Income (Loss)	($ 9,305)	
Adjustments		
Add:		
Depreciation	2,564	
Investments	7,875	
Less:		
Accounts Payable	(152)	
Cash from Operations		982
Cash Flows - Invested		
Investing Cash Flows		0
Cash Flows - Financing		
Financing Cash Flows		0
Cash Increase (Decrease)		982
Cash - Beginning of Year		
Checking-Georgia Bank	9,688	
Savings-Georgia Bank	1,833	
Cash-Paypal	2	
Cash-Clearing Firm	21	
Total Beginning of Year		11,544
Cash on Statement Date		$ 12,526

REDROCK TRADING PARTNERS, LLC
Notes to Financial Statements
Year Ended December 31, 2011

1. NATURE OF BUSINESS

Redrock Trading Partners, LLC was formed on May 24, 2004 in the State of Arizona as a limited liability corporation and moved to Georgia on August 12, 2006. The Company is a registered broker-dealer under the provisions of the Securities Exchange Act of 1934. The Company was formed in late 2004 and began operations as a broker-dealer in April of 2005. The Company provides services on behalf of clients for the purchase and/or sale of securities and private placements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting

The company uses the accrual method of accounting for both financial and tax accounting purposes.

Concentration of Credit Risk

The company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2011 the company had nothing in excess of the FDIC insured limits. The company has not experienced any losses in such accounts.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Fair Values of Financial Instruments

The Company's financial assets and liabilities are reported in the statement of financial condition at market or fair value or at carrying amounts that approximate current fair value. Financial instruments consist principally of cash, receivables, and payables.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Amortization

The Company amortizes organizations costs over 60 months. Amortization expense for 2011 is $2,564.

Income Taxes

The Company is recognized as a partnership for income tax purposes under the provisions of the Internal Revenue Code for Limited Liability Companies. As a result, income and losses of the Company are passed through to its members for income tax reporting purposes. Accordingly, no provision has been made for federal or state income taxes.

Cash and Cash -Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of 90 days or less to be cash equivalents.

Securities Owned

Marketable securities are valued at market value, based on last sales price for securities traded on a national exchange or last bid price for securities traded over-the counter. Restricted warrants and stock are valued, based on market quotations of related unrestricted stock, if available, or determined by the managing member.

3. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1 Rule 15c3-1 requires the maintenance of minimum net capital of $5,000, as defined, and requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital. At December 31, 2011, the Company had net capital, as defined, of $12,252 which exceeded the required net capital of $5,000 by $7,252. At December 31, 2011, the Company had a ratio of aggregate indebtedness to net capital of 0.02 to 1.

4. CONCENTRATIONS

The Company received 100% of its revenue from seven engagements for the year ended December 31, 2011.

5. ACCOUNTS RECEIVABLE

The Company has filed filing suit against a company from Poland for $360,000 for a placement fee for funding. The Company has retained an attorney to collect the fee. A provision for doubtful accounts was created to cover the full fee amount.

6. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 14, 2012, the date on which the financial statements were available to be issued.

7. CLEARING AGREEMENT AND RESTRICTED CASH

The Company has entered into an agreement with two clearing companies, whereby the Company executes all customer trades. Net commissions earned are credited to an account in the Company's name. Under this agreement the Company is required to keep a minimum balance of $1,000 in each of the two accounts. As of December 31, 2011 the balance was $1,000.

8. FAIR VALUE

The Company's financial statements are cash and cash equivalents. The recorded values of cash and cash equivalents approximate their fair values based on their short-term nature.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transacation to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

8. FAIR VALUE (continued)

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liabilty, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011.

Fair Value Measurements on a Recurring Basis
As of December 31, 2011

	Level 1	Level 2	Level 3	Netting and Collateral	Total
ASSETS					
Cash and securities segregated under federal and other regulations	$ 1,000	$ 0	$ 0	$ 0	$ 1,000
Equities	0				
TOTALS	$ 1,000	$	$ 0	$ 0	$ 1,000
LIABILITIES	$ 0	0	$ 0	0	$ 0

9. INCOME TAXES

The Company continues to be subject to federal or state tax examinations by taxing authorities for years 2008, 2009 and 2010.

10. RELATED PARTY TRANSACTIONS

In 2011, the Company paid Armada USA, a 20% member, $22,500 in fees for the revenues it generated during 2011. These payments represented 60% of total revenues.

In 2008, Armada Mercantile Ltd., a company related to Armada USA, a 20% member, contributed stock valued at $49,000, to assist the Company in meeting it's required net capital for FINRA.

REDROCK TRADING PARTNERS, LLC
Computation of Net Capital Pursuant to Rule 15c3-1
Year Ended December 31, 2011

Schedule I

Members Equity	$ 63,875
Less:	
Nonallowable assets	16,472
Net capital before haircuts	47,403
Haircuts	35,151
Net capital	12,252
Minimum net capital required	5,000
Excess net capital	7,252
Aggregate indebtedness	$ 274
Ratio of aggregate indebtedness to net capital	0.02 to 1.0

There are no material differences between the preceding computation and The Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2011.

Schedule II
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA
BROKER OR DEALER: Redrock Trading Partners, LLC as of 12/31/11
EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below; the section upon which such exemption is based:

A. (k)(1)
Limited business (mutual funds and/or variable annuities only) __4550

B. (k)(2)(i) "Special Account for exclusive benefit of customers" maintained __4560

C. (k)(2)(ii) All customer transactions cleared through another broker-dealer on a fully disclosed basis X 4570

Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8-1523 [4335A]	SOUTHWEST CLEARING [4335A2]	All [4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[43335I]

D. (k)(3) Exempted by order of the Commission __4580

See Accountant's Report & Accompanying Notes